

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Kai-Shing Tao
Chairman and Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

  Re: Remark Holdings, Inc.
    Registration Statement on Form S-1
    Filed June 16, 2023
    File No. 333-272747

Dear Kai-Shing Tao:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Leslie Marlow